Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 215.564.8000 www.stradley.com

Jonathan M. Kopcsik
(215) 564-8099
jkopcsik@stradley.com

July 19, 2022
VIA EDGAR

David Orlic
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Re:	Ivy Funds (the “Registrant”) File Nos. 033-45961; 811-06569

Dear Mr. Orlic:
On behalf of the Registrant, below are its responses to the comments you provided us on July 7, 2022 with regard to the Registrant’s Post-Effective Amendments No. 189 and 190 (each a “Post-Effective Amendment” and collectively, the “Post-Effective Amendments”) to its Registration Statement on Form N-1A relating to the repositioning of the Delaware Ivy Sustainable Equity Income Fund (formerly, Delaware Ivy S&P 500 Dividend Aristocrats Index Fund) and the Delaware Ivy Climate Solutions Fund (formerly, Delaware Ivy Energy Fund), respectively (each a “Fund” and collectively, the “Funds”).  The Post-Effective Amendments were filed with the U.S. Securities and Exchange Commission (“Commission”) on May 19, 2022.
Below we have provided your comments and the Registrant’s responses to them.
A.	Delaware Ivy Climate Solutions Fund
1.	Comment: Complete the fee table and example information and provide to the Commission staff at least 5 business days prior to the effective date of the Post-Effective Amendment.

Response: The requested information will be provided.
2.
Comment: Advise supplementally how the existing portfolio will change due to the repositioning; for example, will certain existing investments be sold and will certain current investments no longer be made.  Based on this response, confirm that the principal investment strategies and risks disclosure are appropriate.

Response: Commensurate with the new strategy, existing investments will be sold where the Fund’s manager, Delaware Management Company (the “Manager”), has not been able to identify a company’s commitment to significantly reducing their GHG emissions, or in the case of companies that do not have a significant carbon footprint, if those companies are not providing products and services to help others reduce emissions. The Manager will only focus new investments on companies adhering to the above criteria.  Initially, the Manager expects that approximately 40% of the Fund’s existing portfolio companies will be sold and replaced with companies that operate consistently with the Fund’s revised investment strategy and criteria.
3.
Comment:  Move the voluntary waivers paragraph at the beginning of “What are the Fund’s fees and expenses?” of the summary section of the prospectus to the “Who manages the Fund – Investment manager” section of the statutory prospectus.

Response:  The requested change will be made.
4.	Comment: Conform the second paragraph in the “What are the Fund’s fees and expenses?” to the requirements of Form N-1A.
Response:  The Registrant will add the following disclosure in bold: “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.”
5.
Comment:  With respect to footnote 2 to the fee table, confirm that the contractual fee waiver/expense reimbursement will be in effect for at least one year and that the waived or reimbursement amounts may not be recouped.

Response:  The Registrant so confirms.
6.	Comment: If the portfolio turnover rate is expected to exceed 100% with respect to the Fund’s repositioning, include portfolio turnover as a risk factor.
Response:  As noted in the response to Comment 2, the Registrant anticipates that the portfolio turnover rate due to the Fund’s repositioning will be approximately 40%.
7.	Comment: In the first paragraph of the principal investment strategies section, explain why environmental impact has not been incorporated into the investment objective.

Response: The Fund’s investment strategy will be revised as follows: “Delaware Climate Solutions Fund seeks to provide capital growth while also seeking to invest in companies committed to reducing GHG emissions within their operations and/or through the products or services they offer.”
8.
Comment: In the principal investment strategies section, disclose how the Fund intends to measure and monitor whether it is achieving ESG related impacts and over what time period.  This should include disclosure of specific measures and/or performance indicators that the Fund will use.  Disclose whether and where it will disclose its progress in achieving its stated impacts.  If the Fund will not publicly disclose this information, advise why that is appropriate.

Response: The Registrant will insert the following disclosure after the third paragraph in the principal investment strategies section:

“Progress towards the impact component of the Fund’s investment objective will be measured annually and a discussion of the progress will be included in its annual shareholder report.  Those discussions will address the GHG emissions reduction efforts of the companies that the Fund considers “reducers” and also will address the progress of the companies the Fund considers “facilitators” toward implementing and commercializing products and services that are meant to contribute to the reduction of carbon emissions. Achievement of the impact component of the Fund’s investment objective is dependent upon companies’ ability to deliver on their stated emissions reduction goals through either their own actions and/or the products and services offered to others. Lack of capital, technological failure, changes in management goals, and regulatory restrictions are among the factors that may hinder the attainment of the impact objectives. The ability of the Fund to measure a company’s progress as a reducer or facilitator is, to a significant extent, contingent on the information disclosed by the company.”

9.	Comment: In the last sentence of the first paragraph of the principal investment strategies section, clarify that the analysis performed in constructing will apply to at least the “80% bucket.”
Response:  The Registrant will revise that sentence as follows: “In constructing the Fund’s entire portfolio, the Manager will also emphasize the selection of securities issued by companies that the Manager believes offer superior financial risk-adjusted returns.”
10.
Comment: Disclose the criteria the Fund uses in determining what issuers it selects. The disclosure should include whether the Fund selects investments by reference to, for example: (1) an ESG index; (2) ESG scores or data from a third-party rating organization; (3) a proprietary screen and the factors the screen applies; or (4) a combination of the above methods. The Fund should also describe its due diligence practices in applying its screening criteria to portfolio companies (e.g., does it perform its own independent analysis of issuers, or does it rely exclusively on third party data?).

Response:  The Manager will not use an ESG index to select investments and will use third party data on ad hoc basis to assist with the investment process.  The Registrant will add the following disclosure after the disclosure that will be added in response to Comment No. 8 above:
“Data on emissions is sourced from company web sites, corporate sustainability reports, and third-party sources such as non-governmental organizations, sell-side research, and, on a limited basis. ESG data providers. For “reducers,” the Manager will source the most recent reported Scope 1 and Scope 2 emissions. To estimate a company’s emission reduction by 2030, the Manager will subtract current emissions from estimated emissions by 2030. Estimated emissions are sourced from company-disclosed targets and/or estimates from the Transition Pathway Initiative, which is a global, asset-owner led initiative that assesses companies' preparedness for the transition to a low carbon economy. Some company-level emission estimates will be calculated by applying forecasted changes in carbon intensity on a percentage basis and applying that change to a base level of emissions. For “facilitators,” measurement is based on annual estimated GHG emissions saved in comparison to existing higher GHG-emitting alternatives.  Because company GHG emissions data are not standardized (and are further subject to estimation error when not company-reported), the data sets the Manager must rely on may imperfectly represent companies’ true GHG emissions. Additionally, the company emissions targets that the Manager sets are based on model assumptions and estimations that carry the inherent risk associated with any modeling or estimating process.”

11.	Comment: Under the principal risks section of the summary, add a risk highlighting the regarding the use of ESG investment strategies.
Response:  The Fund will add the following to the principal risks section: “Using ESG criteria in the investment process may exclude certain companies for non-investment reasons and, therefore, the Fund may forgo some market opportunities available to funds that do not use ESG factors. In addition, because company GHG emissions data are not standardized (and are further subject to estimation error when not company-reported), the data sets the Fund must rely on may imperfectly represent companies’ true GHG emissions. Also, the company emissions targets that the Manager sets are based on model assumptions and estimations that carry the inherent risk associated with any modeling or estimating process.”

12.	Comment: File the sub-advisory agreements for the Fund’s new affiliated sub-advisors.
Response:  The sub-advisory agreements will be included in the Fund’s next filing.

B.	Delaware Sustainable Equity Income Fund
13.
Comment: Advise supplementally how the existing portfolio will changed due to the repositioning; for example, will certain existing investments be sold and will certain current investments no longer be made.  Based on this response, make sure the principal investment strategies and risks disclosure is appropriate.

Response: To reposition the Fund, the Manager will sell securities that do not qualify under its proprietary sustainable development goals database, as well as securities that the optimization model has not identified to contribute to reducing the portfolio’s overall tracking error and/or increasing its dividend yield. Initially, the Manager expects that 50% of the Fund’s portfolio companies will be sold and replaced with companies adhering to the Fund’s revised investment strategy and criteria.
14.	Comment: Conform the second paragraph in the “What are the Fund’s fees and expenses?” to the requirements of Form N-1A.
Response:  The requested change will be made.  The Registrant will add the following disclosure in bold: “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.”
15.	Comment: With respect to footnote 3 to the fee table, confirm that the waived or reimbursement amounts may not be recouped.
Response:  The Registrant so confirms.
16.	Comment: If the portfolio turnover rate is expected to exceed 100% with respect to the Fund’s repositioning, include portfolio turnover as a risk factor.
Response:  As noted in the response to Comment 13, the Registrant anticipates that the portfolio turnover rate due to the Fund’s repositioning will be approximately 50%.
17.
Comment: In the third sentence of the third paragraph of the principal investment strategies section, clarify that “deter” only means prevent and consider using a different term.  If it has a different intended meaning, explain.

Response:  The Registrant will replace “deter” with “may prevent” so the disclosure will read as follows: “The Fund’s investment process includes metrics that may prevent it from investing in specific industries that are associated with practices that are not consistent with SDGs.”
18.	Comment: In the fourth paragraph of the principal investment strategies section, disclose the specific factors used in the manager’s screening process.
Response: The Registrant will revise add the following disclosure after the second sentence of the second paragraph:
“These global goals include the following areas: no poverty; zero hunger; good health and well-being; quality education; gender equality; clean water and sanitation; affordable and clean energy; decent work and economic growth; industries, innovation and infrastructure; reduced inequalities; sustainable cities and communities; responsible consumption and production; climate action; life below water; life on land; peace, justice and strong institutions; and partnerships for the goals. While the Manager identifies and selects the data points it deems relevant to these goals, metrics relating to the 150+ data points will be obtained from external parties.  Sources of such metrics may include providers such as Sustainalytics, MSCI, FactSet, Rep Risk, as well as a number of non-profit and non-governmental organizations. These data providers help to identify a company’s sustainable products and services, revenue exposure by geography and sector, and provide assessments of a company’s sustainability actions and practices, each of which helps to identify companies that are aligned with the SDG global goals.”
19.	Comment: If the Fund intends to use scores or metrics from third party to help select investments, identify the providers and briefly summarize each providers’ selection criteria or methodology.
Response: Please see the response to Comment 18.
20.	Comment: Advise how liquidity risk is a risk for a Fund that is investing primarily in large cap companies and that will use the Russell 1000 Value Index as a benchmark.
Response:  The Registrant will delete liquidity risk from the principal risks section.
21.	Comment: Confirm that the final version of the prospectus will include actual bars in the bar chart presentation under the performance section.
Response:  The Registrant so confirms.
22.	Comment: Include the year-to-date returns for the Fund following the bar chart presentation.
Response: The requested change will be made.
23.
Comment: Following the reference to the S&P 500 Dividend Aristocrats Total Return Index add the following parenthetical: “(reflects no deduction for fees, expenses or taxes).” Also, provide the information required by Form N-1A for both the newly selected and the former index.

Response:  The requested change will be made. In addition, the Registrant will revise the footnote to the average annual return table as follows:
“The Russell 1000 Value Index replaced the S&P 500 Dividend Aristocrats Total Return Index, the Fund’s prior benchmark index, due to the repositioning of the Fund as an actively managed, sustainable large-cap focused, equity income fund. The Russell 1000 Value Index, the Fund’s new index, measures the performance of the large-cap value segment of the U.S. equity universe. The S&P 500 Dividend Aristocrats Total Return Index, the Fund’s former index, targets companies that are currently members of the S&P 500 Index, have increased dividend payments each year for at least 25 years and meet certain market capitalization and liquidity requirements.”

24.	Comment: File the sub-advisory agreements for the Fund’s new affiliated sub-advisors.
Response:  The sub-advisory agreements will be included in the Fund’s next filing.
25.
Comment: Note that the Fund’s existing fundamental investment policy on concentration may not give it the freedom to concentrate in a particular industry once it is repositioned as an actively managed fund.  The existing fundamental investment limitation appears to relate to the operation of the Fund as an index fund.  Accordingly, in connection with the Fund’s repositioning as an actively managed sustainable equity income fund, it appears that the concentration policy should no longer apply to the Fund.
Assuming the Registrant believes the Fund can still concentrate, explain why the Fund’s current fundamental investment policy on concentration allows freedom of action to concentrate.  Is the Registrant aware of any other actively managed funds with a similar fundamental investment policy on concentration with an unnamed benchmark index?  Does the Fund plan to seek shareholder approval to change this fundamental policy in the event that the Fund adopts a new benchmark in the future?

Response:  The Registrant will delete the sixth paragraph under the principal investment strategies section referencing the Fund’s intention to concentrate.  In addition, following the fundamental investment restrictions discussion in the Fund’s statement of additional information, the Registrant will add disclosure stating that the fundamental investment limitation regarding concentration related to the Fund’s prior history as an index fund and that following its repositioning to an actively managed fund, it will no longer have the freedom to concentrate its investments to the same extent as its benchmark index.

* * *
Please direct any questions or comments relating to this filing to me at the above-referenced telephone number.

Very truly yours,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	AG Ciavarelli Macquarie Asset Management